Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Third Quarter 2022 Record
Revenue of $427 Million

Sequential increases in profitability, resulting in 16.2% net margins, exceeding the second half 2022 target

MIGDAL HAEMEK, ISRAEL – November 14, 2022 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the third quarter ended September 30, 2022.

Third Quarter of 2022 Results Overview

Revenue for the third quarter of 2022 was $427 million, as compared to $387 million in the third quarter of 2021, reflecting 10% revenue growth. Organic revenue grew by 22% year over year for the third quarter of 2022 (organic revenue defined as total revenue excluding revenues from (i) Nuvoton in the Japanese fabs and (ii) Maxim in the San Antonio fab). Revenue for the second quarter of 2022 was $426 million.

Gross profit for the third quarter of 2022 was $125 million, 46% higher than $85 million recorded in the third quarter of 2021. Gross profit in the second quarter of 2022 was $112 million.

Operating profit for the third quarter of 2022 was $79 million, 79% higher than $44 million recorded in the third quarter of 2021. Operating profit in the second quarter of 2022 was $71 million.

Net profit for the third quarter of 2022 was $69 million, reflecting 16.2% net margin, which exceeded the November 2021 publicly stated target of achieving 15% net margin in 2022, or $0.63 basic and $0.62 diluted earnings per share, 77% higher than $39 million recorded in the third quarter of 2021, which represented $0.36 basic and diluted earnings per share.

Net profit for the second quarter of 2022 was $58 million, representing $0.53 basic and diluted earnings per share.

Cash flow generated from operating activities in the third quarter of 2022 was $122 million and investment in fixed assets was $45 million, net. During the third quarter of 2022, the Company repaid $28 million of its debt.

Guidance and Conference Call
In light of the Company’s definitive agreement with Intel Corporation, as announced on February 15, 2022, the Company is not providing revenue guidance for the fourth quarter 2022 and will not host an earnings conference call.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe as “adjusted” financial measures and/ or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets, (2) compensation expenses in respect of equity grants to directors, officers, and employees and (3) restructuring costs, which include costs associated with the cessation of operations of the Arai manufacturing factory in Japan in 2022 in the amount of approximately $4 million recorded in the statements of operations for the three and nine months ended September 30, 2022. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets and (iv) restructuring costs in relation to the Arai manufacturing factory in Japan, as described in (3) above. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $122 million, $138 million and $107 million for the three months periods ended September 30, 2022, June 30, 2022 and September 30, 2021, respectively) less cash used  for investments in property and equipment, net (in the amounts of $45 million, $49 million and $88 million for the three months periods ended September 30, 2022, June 30, 2022 and September 30, 2021, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two facilities in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

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This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease (we do not agree and are disputing these claims), (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact, in addition to the aforementioned restructuring costs and future additional such costs, on TPSCo and the Company due to the purchase in 2020 of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic and due to the cessation of operations of Arai manufacturing factory in Japan, which  manufactured products solely for NTCJ through June 2022 and did not serve Tower’s or TPSCo’s foundry customers, (xxxvii) industry and market impact due to pandemics and potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, (xxxix) our ability to satisfy the covenants stipulated in our agreements with the series G bondholders (as of September 30, 2022, we are in compliance with this indenture’s covenants), (xxxx) risks associated with the transaction announced on February 15, 2022 under which Intel Corporation is to acquire the Company, including the timely receipt of certain governmental and other regulatory approvals, the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction, the occurrence of any event, change or other circumstance that could give rise to a termination of the merger agreement, the effect of the announcement or pendency of the transaction on business relationships, operating results and business generally, delays, disruptions or increased costs due to the integration process with the acquirer,  litigation related to or resulting from the transaction, difficulties to retain key personnel and customers, diverting management’s attention from the ongoing business operations, potential negative reactions or changes to business relationships resulting from the announcement or completion of the transaction, and (xxxxi) business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, COVID-19 pandemic, including its impact on global supply chain to the fabs and from the fabs, power interruptions and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$390,369	$210,930
Short-term deposits	338,811	363,648
Marketable securities	171,951	190,068
Trade accounts receivable	165,086	142,228
Inventories	269,405	234,512
Other current assets	41,710	54,817
Total current assets	1,377,332	1,196,203
PROPERTY AND EQUIPMENT, NET	902,440	876,683
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	15,774	18,820
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	88,864	139,535
TOTAL ASSETS	$2,384,410	$2,231,241
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$61,186	$83,868
Trade accounts payable	143,992	78,712
Deferred revenue and customers' advances	37,907	39,992
Other current liabilities	121,487	73,756
Total current liabilities	364,572	276,328
LONG-TERM DEBT	202,142	230,972
LONG-TERM CUSTOMERS' ADVANCES	44,414	69,968
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	20,356	38,584
TOTAL LIABILITIES	631,484	615,852
TOTAL SHAREHOLDERS' EQUITY	1,752,926	1,615,389
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,384,410	$2,231,241

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2022	2022	2021
REVENUES	$427,087	$426,168	$386,706
COST OF REVENUES	302,576	313,728	301,330
GROSS PROFIT	124,511	112,440	85,376
OPERATING COSTS AND EXPENSES:
Research and development	22,406	20,481	21,591
Marketing, general and administrative	18,864	21,285	19,620
Restructuring costs	4,033	--	--
	45,303	41,766	41,211

OPERATING PROFIT	79,208	70,674	44,165
FINANCING AND OTHER EXPENSE, NET	(9,351)	(8,162)	(2,714)
PROFIT BEFORE INCOME TAX	69,857	62,512	41,451
INCOME TAX EXPENSE, NET	(3,175)	(4,339)	(1,084)
NET PROFIT	66,682	58,173	40,367
Net loss (income) attributable to non-controlling interest	2,453	(96)	(1,282)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$69,135	$58,077	$39,085
BASIC EARNINGS PER SHARE	$0.63	$0.53	$0.36
Weighted average number of shares	109,416	109,138	108,354
DILUTED EARNINGS PER SHARE	$0.62	$0.53	$0.36
Weighted average number of shares	110,825	110,561	109,825

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2022	2021
REVENUES	$1,274,387	$1,096,058
COST OF REVENUES	932,805	867,113
GROSS PROFIT	341,582	228,945
OPERATING COSTS AND EXPENSES:
Research and development	63,205	63,015
Marketing, general and administrative	61,402	55,282
Restructuring costs	4,033	--

	128,640	118,297

OPERATING PROFIT	212,942	110,648
FINANCING AND OTHER EXPENSE, NET	(19,646)	(11,040)
PROFIT BEFORE INCOME TAX	193,296	99,608
INCOME TAX BENEFIT (EXPENSE), NET	(12,667)	2,590
NET PROFIT	180,629	102,198
Net loss (income) attributable to non-controlling interest	616	(3,925)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$181,245	$98,273
BASIC EARNINGS PER SHARE	$1.66	$0.91
Weighted average number of shares	109,165	108,114
DILUTED EARNINGS PER SHARE	$1.64	$0.90
Weighted average number of shares	110,691	109,640

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2022	2022	2021
GAAP OPERATING PROFIT	$79,208	$70,674	$44,165
Depreciation	67,343	60,886	63,021
Stock based compensation	6,526	5,543	5,452
Amortization of acquired intangible assets	509	508	504
Restructuring costs	4,033	--	--
EBITDA	$157,619	$137,611	$113,142

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2022	2022	2021
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$211,177	$203,484	$215,755
Net cash provided by operating activities	122,402	138,097	106,974
Investments in property and equipment, net	(45,134)	(49,377)	(87,714)
Exercise of options	--	--	46
Proceeds from an investment in a subsidiary	5,469	--	--
Debt repaid, net	(28,164)	(8,211)	(29,211)
Effect of Japanese Yen exchange rate change over cash balance	(4,638)	(7,682)	(597)
Investments in short-term deposits, marketable securities and other assets, net	129,257	(65,134)	6,250
CASH AND CASH EQUIVALENTS - END OF PERIOD	$390,369	$211,177	$211,503

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2022	2022	2021
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$66,682	$58,173	$40,367
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	74,958	67,007	69,482
Effect of exchange rate differences	104	2,276	779
Other expense, net	7,950	560	1,941
Changes in assets and liabilities:
Trade accounts receivable	3,991	3,578	(678)
Other assets	527	(3,355)	(4,186)
Inventories	(25,510)	(10,630)	(12,553)
Trade accounts payable	(15,951)	22,415	(2,100)
Deferred revenue and customers' advances	(16,906)	(14,031)	19,288
Other current liabilities	20,725	10,974	(8,087)
Long-term employee related liabilities	(220)	26	(43)
Deferred tax, net and other long-term liabilities	6,052	1,104	2,764
Net cash provided by operating activities	122,402	138,097	106,974
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(45,134)	(49,377)	(87,714)
Investments in deposits, marketable securities and other assets, net	129,257	(65,134)	6,250
Net cash provided by (used in) investing activities	84,123	(114,511)	(81,464)
CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(28,164)	(8,211)	(29,211)
Proceeds from an investment in a subsidiary	5,469	--	--
Exercise of options	--	--	46
Net cash used in financing activities	(22,695)	(8,211)	(29,165)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(4,638)	(7,682)	(597)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	179,192	7,693	(4,252)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,177	203,484	215,755
CASH AND CASH EQUIVALENTS - END OF PERIOD	$390,369	$211,177	$211,503